Enterra Energy Trust Announces Closing of the Acquisition of Trigger Resources Ltd. and Exercise of Over-Allotment Option

Calgary, Alberta – April 30, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) is pleased to announce that it has completed the purchase of all of the issued and outstanding shares of Trigger Resources Ltd. (“Trigger”). The aggregate purchase price, including a working capital deficit, was Cdn$63.2 million and was funded with the proceeds of the previously announced bought deal financing. Trigger is active in oil and gas exploration and development in western Saskatchewan, and realized average first quarter production of approximately 2,400 boe/day consisting of 1,400 bbls/day of oil and 6,000 mcf/day of natural gas.

"We are very pleased to have added this new core area to our solid production base” said President and Chief Executive Officer Keith Conrad.  “This accretive acquisition provides Enterra with reliable production and new organic growth opportunities, both key growth strategies for Enterra.”

Some key financial and operational benefits from the acquisition include:

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Accretive to production, cash flow and reserves;

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Low operating costs of approximately Cdn$5.65 per boe;

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100% working interest in principal assets with year round access;

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Proved reserves totaling 2.94 mmboe and proved plus probable reserves totaling 4.66 mmboe; and

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Approximately 62,000 net undeveloped acres with significant drilling and development potential.

Enterra also announces that the underwriters have fully exercised the over-allotment option granted as part of the above mentioned bought deal financing of trust units and debentures.  As a result, an additional 645,000 units of the Trust have been issued at Cdn$5.90 per trust unit for gross proceeds of approximately Cdn$3.8 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com